                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        ------------------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)

                        ------------------------------

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                        ------------------------------

                           KANA COMMUNICATIONS, INC.
                      (Name of Subject Company (Issuer))

                        ------------------------------

                           KANA COMMUNICATIONS, INC.
                       (Name of Filing Person (Offeror))

                        ------------------------------

     Certain Options to Purchase Common Stock, Par Value $.001 Per Share,
             Having an Exercise Price Per Share of More Than $5.00
                        (Title of Class of Securities)

                        ------------------------------

                                 483 600 10 2
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                        ------------------------------

                                 James C. Wood
                            Chief Executive Officer
                           Kana Communications, Inc.
                                 740 Bay Road
                        Redwood City, California 94063
                                (650) 298-9282

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                           David A Makarechian, Esq.
                            Stephen B. Sonne, Esq.
                             Two Embarcadero Place
                                2200 Geng Road
                          Palo Alto, California 94303
                                (650) 424-0160



[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer.[_]

     The filing of this Amendment No. 1 to Schedule TO shall not be construed as an admission by Kana Communications, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 28, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price per share of more than $5.00 for restricted shares of our common stock and for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated February 28, 2001, and the related Letter of Transmittal.

Item 12.  Exhibits

     Section 17 of the Offer to Exchange, dated February 28, 2001, attached to the Schedule TO as exhibit (a)(1) thereto is hereby amended in its entirety to read as follows:

     17.  MISCELLANEOUS.

          This offer to exchange and our SEC reports referred to above include "forward-looking statements". When used in this offer to exchange, the words "anticipate," "believe," "estimate," expect," "intend" and "plan" as they relate to Kana Communications, Inc. or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents filed by Kana Communications with the SEC, including our annual report on Form 10-K filed on March 30, 2000, our amendment to annual report on Form 10-K/A filed on August 30, 2000 and our quarterly report on Form 10-Q filed on November 14, 2000, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include delays in new product development, technological and market change, and risks related to future growth and rapid expansion. Other important risks include difficulties with integrating our operations with those of companies we have acquired, the length of our sales cycle, inability of our customers to implement our software, general economic and business conditions, difficulties associated with international expansion, competition and other factors beyond our control. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

          The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the act. The act does not provide this protection for transactions such as the offer and is not available for our forward-looking statements contained in this Offer to Exchange.

          We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

          WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Kana Communications, Inc.                                      February 28, 2001

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                      Kana Communications, Inc.


                                      /s/  James C. Wood
                                           -------------
                                      James C. Wood
                                      Chief Executive Officer

Date:  March 16, 2001